

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

March 3, 2009

Mr. Randy L. Pearce
Chief Financial Officer
Regis Corporation
7201 Metro Boulevard
Edina, Minnesota 55439

> **Re: Regis Corporation**
> **Form 10-K for Fiscal Year Ended June 30, 2008**
> **Filed August 29, 2008**
>
> **Form 10-Q for Fiscal Quarter Ended December 31, 2008**
> **File No. 1-12725**

Dear Mr. Pearce:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended June 30, 2008

Note 1. Business Description and Summary of Significant Accounting Policies, page 73

Inventories, page 74

1.   Tell us why you identify the cost of product used in salon services by applying estimated gross profit margins to service revenues. Describe your methodology to us in more detail and explain your basis for concluding it is an acceptable method for determining the cost of inventory. In this regard, we note your disclosure at page 40, which states that you made refinements to your inventory tracking systems which resulted in better tracking and accounting for retail products that your stylists transfer from retail shelves to the back bar for use in servicing customers.

Long-Lived Asset Impairment Assessments, Excluding Goodwill, page 76

2.   Tell us the nature of the assets that were included in your impairment charge of $10.5 million as of June 30, 2008 and clarify how this impairment charge was related to the plan to close certain stores in fiscal 2009. In this regard, we note that none of the impaired salon assets were held for sale.

3.   We note that you evaluated the appropriateness of the remaining useful lives of your property and equipment affected by your impairment charges. Tell us why you concluded that a change in the useful life was not warranted as of June 30, 2008, in light of your decision in July 2008 to close up to 160 underperforming Company owned salons in fiscal 2009.

Advertising Funds, page 78

4.   Tell us your basis in the accounting literature for not reflecting the activities of the advertising funds in your financial statements, in light of the fact that certain of your company-owned salons are required to contribute to these funds. Clarify how you recognize advertising expense for these company-owned salons.

Self Insurance

5.   In future filings, disclose your self-insurance accounting policies and advise us. Please quantify in your disclosure your accruals for IBNR losses and provide a roll forward schedule of the activity within your workers' compensation accrual. Also, clarify for readers where your self insurance accruals are reported within your balance sheet. In this regard, we note on page 83 the amount accrued for

insurance. However, it is unclear how much you have recorded on a noncurrent basis.

6.   Please provide us a detailed explanation of why it was necessary and appropriate for you to reverse your workers' compensation loss accruals in fiscal 2007, 2008, and 2009. With respect to each reversal, tell us what information became known to management that triggered the reversal and why at that time you believed the remaining loss accrual was your best estimate of your probable loss consistent with the guidance in SFAS No. 5.

Note 3. Acquisitions, Investments in Affiliates and Loans, page 85

Investment in Empire Education Group, Inc., page 90

7.   You state that your effective ownership interest in Empire Education Group, Inc. (EEG) was 55.1 percent, while Empire Beauty School retained majority voting interest and responsibility for managing EEG. Describe for us in more detail the ownership structure of EEG and the nature of each investor's equity interests and rights.

Investment in MY Style, page 91

8.   Explain for us and disclose, in future filings, the terms of the exchangeable notes issued by Yamano Holding Corporation and its subsidiary. We note that as of June 30, 2008, you recorded a portion of the notes as a cost method investment. In addition, you also state at page 18 of your Form 10-Q for the quarter ended December 31, 2008 that you began recording a portion of the notes as an equity method investment. Tell us your basis in the accounting literature for your accounting treatment of this investment during the periods ended June 30, 2008 and December 31, 2008, including how you determined the value of the "exchangeable portion" of the notes.

Form 10-Q for Fiscal Quarter Ended December 31, 2008

Note 6. Acquisitions, Investment in and Loans to Affiliates, page 16

Provalliance, page 17

9.   We note your disclosure that you have concluded that Provalliance is a variable interest entity for which you are not the primary beneficiary. Describe for us in more detail how you made these determinations under the guidance in FIN 46R.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Critical Accounting Policies, page 30

Goodwill, page 30

10.   We note that you recorded impairment charges for the goodwill associated with Trade Secret and the salon concepts in the United Kingdom. In light of the significance of your remaining goodwill balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of the remaining balance of goodwill. Specifically, we believe you should provide the following information regarding your goodwill impairment test:

- Provide a more detailed description of the steps that you perform to review goodwill for recoverability.

- Disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit.

- Describe the nature of the valuation techniques you employed in performing the impairment tests. Qualitatively and quantitatively describe the significant estimates and assumptions used in your discounted cash flow model to determine the fair value of your reporting units in your impairment analysis.

- Describe changes to the assumptions and methodologies, if any, since your annual impairment test. In addition, tell us how the assumptions in your most recent test were impacted by the current economic environment.

    For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

    Please provide us with the above information and revise your disclosures accordingly, in future filings.

11.   You state that the estimated fair value of Hair Restoration Centers exceeded its carrying value by approximately five percent at December 31, 2008. In future filings, provide a sensitivity analysis of your most recent impairment test assumptions for this reporting unit based upon reasonably likely changes.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director